

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Robert B. Bazemore
President and Chief Executive Officer
Epizyme, Inc.
400 Technology Square, 4th Floor
Cambridge, Massachusetts 02139

     Re: Epizyme, Inc.
          Registration Statement on Form S-3
          Filed May 6, 2021
          File No. 333-255806

Dear Mr. Bazemore:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Paik at 202-551-6553 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Molly W. Fox